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                                                                EXHIBIT 99.B(vi)

                                 THE BRAZIL FUND, INC.


     On July 28, 1992, the Board of Directors of The Brazil Fund, Inc. (the "Fund") amended the By-Laws of the Fund as follows:

     RESOLVED, that pursuant to the provisions of Article XI, Section 11.1 of the Fund's By-Laws, the first sentence of Article IV, Section 4.1 shall be amended to read as follows:

     Section 4.1 - Organization.  By resolution adopted by the Board of
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     Directors, the Board may designate one or more committees, including an
     Executive Committee, which shall consist of not less than two Directors.